Exhibit 2.1

ACQUISITION AGREEMENT AND

AGREEMENT AND PLAN OF MERGER

THIS ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 3, 2005, and entered into by and among Cimetrix Incorporated, a Nevada corporation (“Parent”), Cimetrix Merger Corporation, a Nevada corporation and a wholly-owned subsidiary of Parent (“Purchaser”), EFS Solutions, Inc., a Minnesota corporation (“EFS,” and together with Purchaser, the “Constituent Entities”), and William R. Reid and Nandini Subbarao (collectively, the “EFS Shareholders”).  Reference is made to Article X for the definitions of certain terms used in this Agreement.

BACKGROUND

This Agreement provides for the acquisition of EFS by the merger of EFS with and into Purchaser (the “Merger”) in a transaction in which the stockholders of EFS will receive a pro rata portion of (i) the shares of Parent’s restricted common stock to be issued in connection with the Merger (the “Cimetrix Common Shares”), and (ii) the cash to be paid in connection with the merger in exchange for all of the shares of common stock of EFS (the “EFS Common Stock”) issued and outstanding immediately prior to the Merger, upon the terms and conditions set forth herein.

The Boards of Directors of each of Parent, Purchaser, and EFS have duly adopted resolutions approving this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1           The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time, EFS will be merged with and into Purchaser in accordance with the terms of this Agreement and the provisions of the Nevada Private Corporations Act and the Minnesota Business Corporation Act (collectively, the “Acts”).  Following the Merger, Purchaser will continue as the surviving entity (the “Surviving Entity”) and a wholly-owned subsidiary of Parent, and the separate corporate existence of EFS will cease.

1.2           The Closing.  Unless this Agreement has been terminated pursuant to Section 8.1, the closing of the Merger contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m., local time, on a date to be specified by the parties that is no later than the third business day following satisfaction or waiver of the conditions set forth in Article VII (the “Closing Date”), unless another date or time is agreed to in writing by the parties.

1.3           Effective Time.  Upon the terms and subject to the conditions of this Agreement, on the Closing Date (or on such other date as the parties may agree) Purchaser and EFS will file with the Secretaries of State of Nevada and Minnesota articles of merger (the “Articles of Merger”) substantially in the form set forth in Exhibit 1.3 and make all other filings or recordings required by the Acts in connection with the Merger.  The Merger will be consummated on the later of the date on which the Articles of Merger are filed with each of the Secretaries of State of Nevada and Minnesota or such time as is agreed upon by the parties and specified in the Articles of Merger.  The time the Merger becomes effective in accordance with the Acts is referred to in this Agreement as the “Effective Time.”

1.4           Effects of the Merger.  The Merger will have the effects set forth in this Agreement and the Acts.  Without limiting the generality of the foregoing, as of the Effective Time the Surviving Entity will succeed to all the properties, rights, privileges, powers, franchises and assets of the Constituent Entities, and all debts, liabilities and duties of the Constituent Entities will become debts, liabilities and duties of the Surviving Entity.

1.5           Organizational Documents.  At the Effective Time, the articles of incorporation and bylaws of Purchaser (as in effect immediately prior to the Effective Time), will become the articles of incorporation and bylaws of the Surviving Entity until thereafter amended in accordance with their respective terms and the Nevada Act.  The Articles of Merger shall provide that Purchaser will change its name to a name selected by Parent as of the Effective Time.

1.6           Directors and Officers.  The directors and the officers of Purchaser at the Effective Time will become the directors and officers of the Surviving Entity and will hold office from the Effective Time in accordance with the articles of incorporation and bylaws of the Surviving Entity until their respective successors are duly elected or appointed and qualified.

1.7           Conversion of EFS Common Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of EFS, Parent, or Purchaser or their respective stockholders, each share of EFS Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive (i) that number of restricted Cimetrix Common Shares determined by dividing $640,000 by the average closing price as reported by Over-The–Counter Bulletin Board for Cimetrix Common Shares for the twenty trading days ended on the day prior to the execution of this Agreement and dividing that result by the issued and outstanding shares of EFS as of the Closing Date (the “Exchange Ratio”) and (ii) That amount of cash determined by adding $160,000 and the amount of EFS Working Capital as of the Closing, less any other liabilities of EFS as of the Closing Date (Working Capital, less any other liabilities of EFS as of the Closing, is referred to as the “Cash Adjustment”), and dividing the result by the number of issued and outstanding shares of EFS as of the Closing (the “Cash Consideration,” and together with the applicable number of Cimetrix Common Shares, pursuant to the Exchange Ratio, the “Consideration”).  All outstanding shares of EFS Common Stock as of the Effective Time will automatically be canceled and will cease to exist, and the certificates formerly representing shares of EFS Common Stock (each such certificate a “Certificate”) will thereafter represent the right to receive the applicable Consideration.

1.8           Adjustment to the Cash Consideration.  At least three business days prior to Closing, EFS shall provide to Purchaser a good faith, reasonable estimate of the Cash Adjustment (the “Estimated Cash Adjustment”), including the EFS Working Capital and an itemization of all other liabilities of EFS that will not be satisfied prior to Closing.  Unless Purchaser objects to such estimate prior to Closing, it shall be used to determine the Cash Consideration payable at Closing as set forth in Section 1.7 above.  The Estimated Cash Consideration shall thereafter be adjusted as follows:

(i)            Within 60 days of the Closing, Purchaser shall prepare and deliver to the EFS Shareholders a statement of the Cash Adjustment as of the Closing Date, determined in accordance with GAAP, consistently applied.  Purchaser shall permit the EFS Shareholders and their accountants, at the request of the EFS Shareholders, to have access to and copies of the work papers and the calculations related thereto.  If the Cash Adjustment is greater than the Estimated Cash Adjustment, Purchaser shall pay the amount of the difference to the EFS Shareholders.  In the event that the Cash Adjustment is less than the Estimated Cash Adjustment, the EFS Shareholders shall immediately pay Purchaser the amount of the difference.  In both cases, the EFS Shareholders shall be entitled to receive, or obligated to pay, pro rata in proportion to the amount of Cash Consideration they each received at the Closing.

(ii)           Purchaser shall use its commercially reasonable efforts to collect the accounts receivable included in the Working Capital.  If within 180 days of Closing Purchaser is unable to collect the net accounts receivable (accounts receivable, less the bad debt reserve included in the calculation of the Cash Adjustment), the Cash Adjustment shall be reduced by the amount that the net accounts receivable exceeds the amount collected and the difference shall be paid to Purchaser by the EFS Shareholders, pro rata in proportion to the amount of the Cash Consideration they received at Closing.  Upon receipt of such payment, the accounts receivable that existed as of the Closing Date that remain uncollected shall be transferred to the EFS Shareholders.

(iii)          Any dispute which may arise in the determination of the Cash Adjustment shall be resolved in the following manner:

(a)           if the EFS Shareholders dispute the statement of the Cash Adjustment, they shall notify Purchaser in writing within 15 days of receiving the statement from Purchaser, which notification shall specify in reasonable detail the basis and reason for such dispute and the amount in dispute;

(b)           during the following 15 days, the parties shall attempt in good faith to resolve the dispute;

(c)           if the parties are unable to resolve the dispute, it shall be submitted to an independent certified public accounting firm selected by the parties, which shall be different from the accounting firms currently used by Cimtrix, EFS or the EFS Shareholders.  If the parties are unable to agree on an accounting firm, it shall be submitted to Deloitte and Touche LLP.  The independent accounting firm shall be instructed to use reasonable efforts to complete its services within 30 days of submission.  The parties agree to be bound by the resolution of the independent accounting firm, without the right of appeal.  Purchaser and the EFS Shareholders shall each bear 50% of the cost of the independent accounting firm.

1.9           1933 Act Matters.  The EFS Shareholders acknowledge that the Cimetrix Common Stock issued in connection with the transactions contemplated by this Agreement will not be registered under the provisions of the Securities Act of 1933, as amended (the “1933 Act”) or any applicable state securities laws, but will be issued in reliance on exemptions from such registration requirements.  Such exemptions depend on, among other things, the accuracy of the representations of the EFS Shareholders herein.  The EFS Shareholders represent and warrant that the restricted Cimetrix Common Stock acquired by them pursuant to this Agreement will be acquired for investment for Shareholder’s own account and not with a view to or for offer or sale in connection with any distribution thereof.  The EFS Shareholders have not entered into any agreement to transfer the shares of Cimetrix Common Stock that they will receive on the Closing or any interest therein.  The EFS Shareholders understand that each certificate evidencing such shares will bear a legend substantially to the effect that the shares represented by such certificate have not been registered or qualified under the 1933 Act or the securities or blue sky laws of any state and may be offered and sold only if registered and qualified pursuant to the relevant provisions of the 1933 Act and applicable state securities or blue sky laws or upon delivery to Parent of an opinion of counsel that an exemption from such registration or qualification is applicable.  The EFS Shareholders have received and reviewed copies of the annual report of Parent filed on Form 10-K for the year ended December 31, 2004 and all subsequent periodic reports filed by Parent with the SEC.  The EFS Shareholders have been given an opportunity to ask questions of and receive answers from the officers and directors of Parent with respect to any additional information they consider necessary or appropriate in deciding whether to acquire the shares of Cimetrix Common Stock to be acquired pursuant to this Agreement.  Each EFS Shareholder is an “accredited investor” within the meaning of Rule 501(a) under the 1933 Act and has such knowledge and experience in financial and business matters that such Shareholder is capable of evaluating the merits and risks of, and such Shareholder is able to bear the economic risk of, the acquisition of such shares of Cimetrix Common Stock pursuant to this Agreement.

1.10         Registration Right.  If (but without any obligation to do so) at any time within two years of the Closing Parent proposes to register shares of its Common Stock under the Securities Act in connection with the public offering of such Common Stock solely for cash (other than a registration on Form S-8 or Form S-4 or any successor forms, or a registration filed in connection with an exchange offer or offering solely to existing shareholders or employees of Parent), Parent shall promptly give each EFS Shareholder written notice of such proposed registration.  On the written request of any EFS Shareholder given within 20 days after mailing of such notice by Parent, subject to the provisions set forth below, Parent shall include all of the shares of Common Stock acquired by the EFS Shareholder in connection with the Closing under this Agreement then held by the EFS Shareholder in such registration statement.  Whether or not any EFS Shareholder has requested to have shares included, the decision to proceed with, or to withdraw, the registration shall be in the sole discretion of the Parent.  Notwithstanding the foregoing, the shares held by the EFS Shareholders shall not be included in the registration statement if, in the opinion of any underwriter involved in the offering, the inclusion of such shares would adversely affect such offering.  As a condition precedent to including the shares in the registration, the EFS Shareholders shall agree to accept the terms of the underwriting as agreed to by the Parent and the underwriter and shall deliver the usual and customary indemnifications to Parent and/or the underwriter.  Parent shall be responsible for the costs of the registration, other than underwriting discounts and commissions relating to the sale of the Common Stock by the EFS Shareholders, which shall be paid by the EFS Shareholders.  The rights under this Section 1.10 shall not be transferable and shall not be applicable to any shares of Common Stock transferred by the EFS Shareholders.  The terms of this Section 1.10 shall terminate and thereafter be null and void with respect to an EFS Shareholder if, at any time, such EFS Shareholder could sell at least 75% of the shares of Common Stock then held by such EFS Shareholder that were received in connection with the Closing in any 90 day period under the provisions of Rule 144 or any successor rule.

1.11         Joint Press Release.  No later than the first business day following execution of this Agreement, and subject to the conditions of this Agreement, Parent will issue a joint press release with EFS, which press release EFS shall have reasonably approved (the “Joint Press Release”), regarding this Agreement.

ARTICLE II

EXCHANGE AND SURRENDER OF CERTIFICATES

2.1           Surrender of Certificates.  From and after the Effective Time, each holder of a Certificate will be entitled to receive in exchange therefor, upon surrender thereof to Parent, a certificate representing the Cimetrix Common Shares into which the shares of EFS Common Stock evidenced by such Certificate were converted pursuant to the Merger, and the applicable Cash Consideration.  No interest will be payable on the Cimetrix Common Shares or Cash Consideration to be issued to any holder of a Certificate irrespective of the time at which such Certificate is surrendered for exchange or such Consideration is paid.

2.2           No Fractional Shares.  No fractional Cimetrix Common Shares shall be issued.  Notwithstanding any other provision of this Agreement, if a holder of shares of EFS Common Stock converted pursuant to the Merger would otherwise have been entitled to receive a fraction of a Cimetrix Common Share (after taking into account all Certificates delivered by such holder) the number of shares such holder is entitled to shall be rounded up to the next whole share.

2.3           Transfer Books.  The stock transfer books of EFS will be closed at the Effective Time, and no transfer of any shares of EFS Common Stock will thereafter be recorded on any of the stock transfer books.  In the event of a transfer of ownership of any shares of EFS Common Stock prior to the Effective Time that is not registered in the stock transfer records of EFS at the Effective Time, the Consideration into which such shares of EFS Common Stock have been converted in the Merger will be issued to the transferee only if the Certificate is surrendered as provided in Section 2.1 and is accompanied by all documents required to evidence and effect such transfer (including evidence of payment of any applicable stock transfer taxes).

2.4           Lost Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to Parent) of that fact by the person making such a claim, and, if required by Parent in its sole discretion, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against or with respect to such Certificate, Parent will deliver in exchange for such lost, stolen or destroyed Certificate the Consideration issuable upon surrender thereof pursuant to Section 2.2.

2.5           No Rights as Stockholder.  From and after the Effective Time, the holders of Certificates will cease to have any rights as a stockholder of the Surviving Entity, and Parent will be entitled to treat each Certificate that has not yet been surrendered for exchange solely as evidence of the right to receive the Consideration into which the shares of EFS Common Stock evidenced by such Certificate have been converted pursuant to the Merger.

2.6           Withholding.  Parent will be entitled to deduct and withhold from the Cash Consideration otherwise payable to any former holder of shares of EFS Common Stock all amounts required by any Law to be deducted or withheld therefrom.  To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entities, such amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of EFS Common Stock in respect of which such deduction and withholding was made by Parent.

2.7           Escheat.  None of Parent, Purchaser nor EFS will be liable to any former holder of shares of EFS Common Stock for any portion of the Cimetrix Common Shares or Cash Consideration delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant jointly and severally to EFS as follows:

3.1           Corporate Organization.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has full corporate power and authority to carry on its business as now conducted.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has full power and authority to carry on its business as now conducted.  Parent directly owns and has power to vote all of the outstanding equity interests of Purchaser.  Each of Parent and Purchaser is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except for where the failure to be so qualified would not have a Material Adverse Effect on Parent or Purchaser.  Purchaser was formed for the purpose of effecting the Merger and has not conducted, and will not conduct, any business prior to the Effective Time other than that which is necessary to effectuate the Merger.  True and complete copies of the Organizational Documents of each of Parent and Purchaser have been provided to EFS.

3.2           Authority Relative to this Agreement; No Violation.

3.2.1        Authority.  Parent and Purchaser each has the power to enter into this Agreement, to carry out its obligations hereunder, to perform and comply with all the terms and conditions hereof to be performed and complied with by it, and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, the performance and compliance with all the terms and conditions hereof to be performed and complied with, and the consummation of the transactions contemplated hereby by Parent and Purchaser have been duly authorized by all requisite action on the part of each of Parent and Purchaser. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and is the legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of them in accordance with its terms, except as such enforceability may be limited by (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and similar laws affecting creditors’ rights and remedies generally, and (ii) the availability of specific performance, injunctive relief and other equitable remedies, regardless of whether enforcement is sought in a proceeding at Law or in equity.

3.2.2        Compliance with Organizational Documents and Laws.  Neither the execution and delivery of this Agreement by Parent and Purchaser, the performance and compliance by Parent and Purchaser of and with the terms and conditions hereof to be performed and complied with by Parent and Purchaser, nor the consummation by Parent and Purchaser of the transactions contemplated hereby will (i) violate, conflict with or result in a breach of, any provision of the Organizational Documents of Parent or Purchaser or (ii) assuming that the approvals referred to in Section 3.3 are obtained, (A) violate, conflict with or result in a breach of any Law applicable to Parent or Purchaser or any of the respective properties or assets of Parent or Purchaser, which violation, conflict or breach is Material to Parent or Purchaser or could prevent or materially delay Parent or Purchaser from consummating the transactions contemplated hereby or (B) violate, conflict with, result in a breach of, result in the impairment of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, result in the creation or imposition of any Lien upon any of the respective properties or assets of Parent or Purchaser, or require any consent, approval, waiver, exemption, amendment, authorization, notice or filing under any of the terms, conditions or provisions of any agreement or other instrument or obligation to which Parent or Purchaser is a party or by which any of their respective properties or assets may be bound or affected, which agreement or other instrument is Material to Parent or Purchaser, as the case may be, or any two or more such agreements, instruments or obligations which, taken together, are Material to Parent or Purchaser, as the case may be.

3.3           Consents and Approvals.  There are no consents, approvals or authorizations of or designations, declarations or filings with any Governmental Entities on the part of Parent or Purchaser required for the validity of the execution and delivery by each of Parent and Purchaser of this Agreement or the performance and compliance by either of them of and with the terms and conditions of this Agreement or the consummation of the transactions contemplated hereby, except: (a) the filing with the SEC of such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (b) the filing of the Articles of Merger with the Secretary of State of the States of Nevada and Minnesota and appropriate documents with the relevant authorities of other states in which Purchaser is qualified to do business; (c) as may be required under state securities laws; and (d) those which, if not obtained or made, would not prevent or delay the consummation of the Merger or otherwise prevent

Parent or Purchaser from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Parent or Purchaser.

3.4           Capitalization.  All of the outstanding shares of capital stock of Purchaser have been or shall be prior to the Effective Time validly issued, fully paid and nonassessable and are held by Parent.  There are no options, warrants, or other derivative securities of Purchaser outstanding.

3.5           Broker’s Fees.  Neither Parent nor Purchaser nor any of their respective officers or directors or Affiliates has employed any broker, finder or investment banker or incurred any liability for any broker’s fees, investment banker’s or finder’s fees in connection with any of the transactions contemplated by this Agreement for which EFS or any of its officers, directors or stockholders shall be liable.

3.6           Regulatory Reports.  Parent has timely filed all reports required by the provisions of the Exchange Act since December 31, 2004 (the “Cimetrix Securities Filings”).  Such filings do not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EFS

Except as set forth on the EFS Disclosure Schedule, EFS and the EFS Shareholders hereby represent and warrant to Parent and Purchaser as follows:

4.1           Organization and Qualification.  Section 4.1 of the EFS Disclosure Schedule sets forth the full EFS name, jurisdiction of incorporation, jurisdictions in which it is authorized to do business, and its capitalization (including the identity of each of the EFS Shareholders and the number of shares held by each).  EFS is a corporation duly organized, validly existing, and in good standing under the laws of the state of Minnesota, with full corporate power and corporate authority to conduct its business as now conducted and to own or use its properties and assets and to perform all obligations under its contracts.  EFS is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction required, except where the failure to be so qualified would not have a Material Adverse Effect.  EFS has delivered or made available to Parent copies of its Organizational Documents, as currently in effect.

4.2           Capitalization.

4.2.1        Capital Stock.  There are 10,000 duly authorized shares of common stock, no par value, and no authorized shares of preferred stock, of EFS.  As of the date hereof there were 7,600 shares of EFS Common Stock and no shares of preferred stock issued and outstanding.  All of the issued and outstanding shares of EFS Common Stock have been duly authorized and validly issued, fully paid, and nonassessable.  There are no shares of EFS Common Stock held in treasury.

4.2.2        No Other Rights.  Except as set forth in Section 4.2.2 of the EFS Disclosure Schedule, there are no options, warrants, calls, stock appreciation rights or other rights, or convertible debt or security, or any shares reserved for issuance or any arrangement, subscription agreement, plan, or commitment, relating to the issued (including treasury stock) or unissued capital stock or other securities of EFS granted or made by EFS or to which EFS is a party or by which it is bound.  Except as set forth in Section 4.2.2 of the EFS Disclosure Schedule, EFS does not have any outstanding securities convertible into or exchangeable for any shares of its capital stock or any other security of EFS.

4.2.3        Voting and Dividend Rights.  Except as set forth in Section 4.2.3 of the EFS Disclosure Schedule, there is no agreement, arrangement, commitment or plan restricting voting or dividend rights with respect to any shares of capital stock or other securities of EFS to which EFS is a party or of which it is aware.  EFS does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity.

4.3           Authority Relative to this Agreement; No Violation.

4.3.1        Authority; Approval; Due Execution.  EFS has the corporate power to enter into this Agreement, to carry out its obligations hereunder, to perform and comply with all the terms and conditions hereof to be performed and complied with by it, and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement by EFS, the performance and compliance with all the terms and conditions hereof to be performed and complied with by EFS, and the consummation by EFS of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of EFS.  The Board of Directors of EFS and resolved to recommend the EFS Stockholders have approved the execution and delivery of this Agreement and, subject to the terms hereof, the consummation of the transactions contemplated hereby.  This Agreement is a legal, valid and binding obligation of EFS enforceable against EFS in accordance with its terms, except as such enforceability may be limited by (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and similar laws affecting creditors’ rights and remedies generally, and (ii) the availability of specific performance, injunctive relief and any other equitable remedy.

4.3.2        Compliance with Organizational Documents, Laws, and EFS Contracts.  Except as disclosed in Section 4.3.2 of the EFS Disclosure Schedule, neither the execution and delivery of this Agreement by EFS, the performance and compliance by EFS of and with the terms and conditions hereof to be performed and complied with by it, nor the consummation by EFS of the transactions contemplated hereby will: (i) violate or conflict with any provision of the Organizational Documents of EFS, (ii) violate, conflict with or result in a breach of any Law applicable to EFS, or any of its properties or assets or (iii) violate, conflict with, result in a breach of, result in the impairment of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the consent of any other party, or result in the creation or imposition of any Lien upon any of the properties or assets of EFS under any EFS Contract, except, in each case of clause (i), (ii), and (iii) above, for violations, conflicts, and breaches, and, if applicable, impairments, defaults, terminations, accelerations, or Liens, as would not, taken together, have a Material Adverse Effect on EFS.

4.4           Financial Statements and Books and Records of EFS.

4.4.1        Financial Statements.  EFS has delivered or made available to Purchaser complete financial information concerning EFS.  Prior to Closing, EFS shall deliver the following financial statements:  (i) unaudited consolidated balance sheets of EFS as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows as of and for the three years ended December 31, 2004; and (ii) unaudited consolidated balance sheet of EFS as of June 30, 2005 (the “Most Recent Balance Sheet”), and the related consolidated statements of operations and cash flows as of and for the six months ended June 30, 2005 (collectively, the “Most Recent Financial Statements”).  The EFS Shareholders will cooperate in the preparation and will deliver audits of the financial statements as of and for the years ended December 31, 2004 and 2003 within 30 days of the Closing Date.  The audited financial statements will be consistent with the financial information previously provided to Purchaser and Parent and, when delivered, will be prepared in conformity with GAAP, applied on a consistent basis (except for changes, if any, required by GAAP applied on a consistent basis and disclosed therein), and all of the financial statements will present fairly in all Material respects the financial condition and results of operations of EFS as of the date of the balance sheets and for the respective periods covered, including, in the case of the Most Recent Financial Statements, all adjustments which are, in the opinion of management of EFS, necessary to a fair statement of the results of the interim period presented.  All of such adjustments are of a normal reoccurring nature.

4.4.2        Books and Records.  The books of account, minute books, stock record books, and other corporate records of EFS are complete and correct in all Material respects; EFS has an adequate system of internal accounting controls; and EFS has an adequate system of disclosure controls and procedures, all as required by Section 13 of the Exchange Act and the rules and regulations promulgated thereunder.  The minute books of EFS contain accurate and complete records of all meetings held of, and corporate action taken by, the EFS Shareholders, EFS’ Board of Directors, and committees of EFS’ Board of Directors, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.  At the Effective Time, all of those books and records will be in the possession of the Surviving Entity.

4.4.3        Debt with EFS Shareholders.  EFS does not have, and will not have at the Closing Date, any obligation to, or due from, an EFS Shareholder.

4.5           No Consents.  Except for filing the Articles of Merger with the Secretaries of State of Nevada and Minnesota, and as set forth in Section 4.5 of the EFS Disclosure Schedule, no consents, approvals or authorizations of or filings with any Governmental Entity on the part of EFS are required for the validity of the execution and delivery by EFS of this Agreement or for EFS to perform its terms.

4.6           Absence of Certain Changes or Events.  Since June 30, 2005, EFS has not engaged in any of the following acts:  (i) entered into any transaction not in the ordinary course of business; (ii) sold, transferred, or disposed of, or subjected to any Lien, any Material assets or properties of EFS (including the factoring or selling of accounts receivable), except for the sale of services and assets in the ordinary course of business; (iii) Materially deviated from historical accounting and other practices in connection with the maintenance of their books and records, except as may be required by Law or GAAP; (iv) incurred any physical damage, casualty, destruction or loss to property or assets of EFS, whether or not covered by insurance; (v) declared, set aside, or paid any dividend or other distribution on or with respect to the shares of capital stock of EFS except as contemplated by this Agreement, or directly or indirectly redeemed, purchased, or acquired any of such shares or split, combined, or reclassified shares of capital stock; (vi) increased, paid, or delayed payment of any payroll or payroll tax payment with respect to the compensation (including benefits) payable or to become payable by EFS to any of its directors, officers, employees or agents, or the making of any bonus payment or similar arrangement to or with any of them; (vii) cancelled any indebtedness due to EFS from others except for the write-off of accounts receivable in the ordinary course of business; (viii) created or incurred any Material obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), or entered into any transaction, contract or commitment, other than such items created or incurred in the ordinary course of business; (ix) changed the manner in which EFS collects accounts receivable, extends discounts or credits to customers or otherwise deal with customers; (x) waived or released any Material rights of EFS, except in the ordinary course of business and for fair value, or let lapse or incurred any other loss of a Material right of EFS to use its assets or conduct its businesses; (xi) committed for or deferred any capital expenditures of EFS in excess of amounts budgeted; (xii) changed any accounting policies, except as may be required by Law or GAAP; (xiii) changed EFS’ policies with respect to the payment of accounts payable or other current liabilities or the collection of accounts receivable, including, without limitation, any acceleration or deferral of the payment or collection thereof, as applicable (including, without limitation, any payment advances); (xiv) changed the payment terms (including, without limitation, any advances) between EFS and any of its Material vendors; (xv) changed any development or permitting plans of EFS or deferred any costs or expenditures with respect to such plans; (xvi) granted price discounts on services or products outside the ordinary course of business and consistent with past practice; or (xvii) entered into any commitment or agreement to do any of the foregoing.

4.7           Taxes and Tax Returns.

4.7.1        Taxes; Returns.  Since its incorporation, EFS has continuously been treated for U.S. income tax purposes as an “S Corporation” within the meaning of Section 1361 of the Code.  EFS has (i) duly filed all Material Returns in a timely manner, as required to be filed by it (all such Returns being accurate and complete in all Material respects) and has paid all Taxes shown thereon to be due, and (ii) duly paid all Material Taxes required to be paid by it through the date of this Agreement, whether or not shown on a Return, other than Taxes that are being contested in good faith and by appropriate proceedings.  All Material Taxes attributable to EFS for all taxable periods ended on or before the Closing Date, to the extent not required to have been previously paid, will be fully and adequately reserved for as a Tax liability on EFS’ financial statements in accordance with GAAP.  The amounts recorded as reserves for Tax liability on the Most Recent Balance Sheet are sufficient in the aggregate for the payment by EFS of all unpaid Material Taxes (including any interest or penalties thereon) whether or not disputed or accrued, for all periods ended on or prior to the date of such statement.  There are no Liens for Taxes upon the assets of EFS, other than Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings.  Since January 1, 2000, to the Knowledge of EFS, no claim has ever been made by an authority in a jurisdiction where EFS does not file Returns that it may be subject to taxation by that jurisdiction.  Since January 1, 2000, to the Knowledge of EFS, (i) there are no claims asserted for deficiencies in Taxes against EFS, (ii) EFS has not given any currently effective waivers extending the statutory period of limitation applicable to any Return for any period or entered into any “closing agreements” as described in Section 7121 of the Code, (iii) EFS does not have in effect any power of attorney or other authorization for anyone to represent it with respect to any Taxes and (iv) EFS has not received written notification of a Tax audit and, to the Knowledge of EFS there are no Tax audits in progress of any Returns of EFS.  EFS has provided to Parent or its representatives complete and correct copies of its Returns which have been filed on or subsequent to December 31, 2000, and all examination reports, if any, relating to the audit of such Returns by the IRS or other Tax authority.

4.7.2        Tax Withholding.  All Material amounts required to be withheld by EFS from employees, creditors, stockholders or other third parties for Taxes have either been withheld or collected and paid, when due, to the appropriate Governmental Entity, or an adequate reserve has been established and EFS has otherwise complied in all Material respects with applicable laws, rules, and regulations relating to Tax withholding and remittance.

4.7.3        Parachute Payments.  EFS has not made any payments, are not obligated to make any payments, and are not a party to any agreement that under certain circumstances could obligate them, Parent or Purchaser, to make any payment that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

4.8           Employees.

4.8.1        Agreements; Benefit Plans.  Section 4.8.1 of the EFS Disclosure Schedule contains a list of each compensation, consulting, employment, termination or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, recognition and retention, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation plan, fringe benefit plan or any agreement providing any payment or benefit resulting from a change in control, pension, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of EFS, or their beneficiaries, including, but not limited to, any employee benefit plans within the meaning of Section 3(3) of ERISA, which EFS maintains, to which EFS contributes, or under which any employee, former employee, director or former director of EFS is covered or has benefit rights and pursuant to which any liability of EFS exists or is reasonably likely to occur (the “Benefit Plans”).  Except as set forth in Section 4.8.1 of the EFS Disclosure Schedule, EFS does not maintain and has not entered into any Benefit Plan or other document, plan or agreement which contains any change in control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of EFS or their beneficiaries, or other provisions which would cause an increase in the liability to EFS or to Parent as a result of the transactions contemplated by this Agreement or any related action thereafter including, but not limited to, termination of employment or directorship (a “Change in Control Benefit”).  The term “Benefit Plans” as used herein refers to all plans contemplated under the preceding sentences of this Section 4.8.1, provided that the term “plan” or “plans” is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA.

4.8.2        Documents Delivered to Parent.  EFS has delivered or made available to Parent true and complete copies of the following documents, as they may have been amended to the date hereof, relating to the Benefit Plans:  (i) the most recent version of each of the Benefit Plans listed in Section 4.8.1 of the EFS Disclosure Schedule if in writing, including all amendments thereto, any related trust agreements, group annuity contracts, insurance policies or other funding agreements or arrangements; (ii) the most recent determination letter or opinion letter from the Internal Revenue Service with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code; (iii) the current summary plan description for each Benefit Plan; and (iv) the complete Form 5500 filings, for each of the Benefit Plans that is obligated to file such form for the three (3) most recent plan years.

4.8.3        Certain Representations Regarding Benefit Plans.  Except as disclosed in Section 4.8.3 of the EFS Disclosure Schedule:

4.8.3.1     each of the Benefit Plans and any related trust agreement, group annuity contract, insurance policy or other funding arrangement complies in form and operation with all applicable laws, including ERISA and the Code, in all Material respects;

4.8.3.2     each of the Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan is qualified under Section 401(a) of the Code (the “Qualified Plans”);

4.8.3.3     all accrued contributions and other payments required to be made by EFS to or with respect to any Benefit Plan have been made within the time periods prescribed by ERISA and the Code.  EFS is not in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract in each case, which could result in any Material liability, and there are no Material outstanding liabilities of any such Plan other than liabilities for benefits to be paid to participants in such plan and their beneficiaries in accordance with the terms of such Plan;

4.8.3.4     EFS has not made or agreed to make, or are they required to make (in order to bring any of the Benefit Plans into substantial compliance with ERISA or the Code), any change in benefits that would Materially increase the costs of maintaining any of the Benefit Plans;

4.8.3.5     neither EFS nor its ERISA Affiliates, nor, to the Knowledge of EFS, any other “disqualified person” or “party in interest” (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) with respect to a Benefit Plan has breached the fiduciary rules of ERISA or engaged in any prohibited transaction which could subject EFS or its ERISA Affiliates to any Material tax or penalty imposed under Section 4975 of the Code or Sections 502(i) or (l) of ERISA;

4.8.3.6     there are no actions, suits, disputes, arbitration or claims pending (other than routine claims for benefits) or legal, administrative or other proceedings or governmental investigations pending or, to the Knowledge of EFS, threatened against any Benefit Plan or against the assets of any Benefit Plan;

4.8.3.7     all bond coverage requirements and all reporting and disclosure obligations under ERISA and the Code have been complied with on a timely basis with respect to each of the Benefit Plans and the related trust, group annuity contract, insurance policy or other funding arrangement except for any instances of non-compliance that could not reasonably be expected to result in Material liability for EFS or, following the Closing Date, for Parent or Purchaser;

4.8.3.8     each Benefit Plan which is a “group health plan” (as defined in Section 5000 of the Code) has been maintained and operated in all Material respects in compliance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (collectively, “COBRA”) and EFS has no liability under COBRA for any Tax penalty or damages;

4.8.3.9     no Benefit Plan currently or previously maintained by EFS or its ERISA Affiliates provides any post-retirement medical, health, life insurance, or welfare benefits, and neither EFS nor its ERISA Affiliates maintains any obligations to provide any post-retirement welfare benefits in the future (other than rights required by COBRA; and

4.8.3.10   neither EFS nor its ERISA Affiliates has ever maintained, sponsored, contributed to, or incurred liability under any “multiemployer plan,” as defined in Section 3(37) of ERISA, defined benefit plan, as defined in Section 3(35) of ERISA, or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.

4.8.4        Employees; Compensation.  EFS has furnished to Parent a true and correct list of each employee of EFS together with such employee’s annual rate of compensation and payments to be due to each such employee in connection with the consummation of the transactions contemplated hereby.  Except as set forth in Section 4.8.4 of the EFS Disclosure Schedule: (i) as of the date of this Agreement, no officer or employee of EFS has obtained any binding and effective commitment of EFS to pay to him or her in respect of any future year aggregate remuneration in excess of the rate of compensation set forth in such list, (ii) EFS is not obligated to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), (iii) no officer or director of EFS is eligible to receive a Change in Control Benefit, (iv) EFS is not a party to (A) any management, employment, deferred compensation, severance, bonus or other contract for personal services with any officer, director or employee, (B) any consulting contract with any consultant who prior to becoming a consultant was a director or officer of EFS or (C) any plan, agreement, arrangement or understanding similar to any of the foregoing, (v) EFS is not a party to any agreement to loan any amount to or guarantee a loan of any amount to any employee, (vi) EFS has not been and is not a party to any Plan, contract or arrangement providing for insurance or for any indemnification of any officer, director or employee of EFS, (vii) EFS is not a party to any collective bargaining agreement or other labor agreement with any union or labor organization or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission

or any federal, state or local agency which requires equal employment opportunities or affirmative action in employment, (viii) there is no unfair labor practice or other complaint against EFS pending or, to the Knowledge of EFS, threatened, before the National Labor Relations Board, or any complaint before the Equal Employment Opportunity Commission, or any state, local or foreign agency similar to either thereof, (ix) there is no strike, dispute, slowdown, work stoppage or lockout pending, or to the Knowledge of EFS, threatened against or involving EFS, and (x) there is no legal, administrative, arbitral or other proceeding, claim, suit, action or governmental investigation of any nature pending or, to the Knowledge of EFS, threatened in respect of which any director, officer, employee or agent of EFS is or may be entitled to claim indemnification from EFS.

4.9           Broker’s Fees.  EFS has not employed any broker, finder or investment banker or incurred any liability for any broker’s fees, financial advisory fees, investment banker’s or finder’s fees in connection with any of the transactions contemplated by this Agreement.

4.10         Litigation.  There are no outstanding orders, judgments, injunctions, awards or decrees of any court, Governmental Entity or authority or arbitration tribunal by which EFS is bound, or to which any of its assets, properties, securities or business is subject that individually require the payment by EFS of the sum of $5,000 or more.  As of the date hereof there are no actions, suits, claims, legal, administrative or arbitral proceedings or investigations, pending or, to the Knowledge of EFS, threatened against EFS or any of its assets or properties, except for actions, suits, or claims that would not have a Material Adverse Effect.

4.11         Authorizations; Compliance with Laws.  EFS holds all authorizations, permits, licenses, variances, exemptions, orders and approvals required by Governmental Entities for the lawful conduct of its business taken as a whole, to own or hold under lease the properties and assets it owns or holds under lease and to perform all of its obligations under the EFS Contracts to which they are a party, except for such authorizations, permits, licenses, variances, exemptions, orders and approvals which the failure to hold, taken together, would not have a Material Adverse Effect (the “EFS Permits”).  EFS is in compliance with the terms of the EFS Permits except where the failure to be in such compliance will not, taken together, have a Material Adverse Effect.  Except as set forth in Section 4.11 of the EFS Disclosure Schedule, since December 31, 2000, EFS has not been in violation of or default under any Law, except for any such violation or default which will not have a Material Adverse Effect.  To EFS’ Knowledge, except as set forth in Section 4.11 of the EFS Disclosure Schedule, as of the date of this Agreement, no investigation or reviews by any Governmental Entity with respect to EFS is pending nor has any Governmental Entity notified EFS of an intention to conduct the same nor do any facts exist which may give rise to such an investigation or review.

4.12         Environmental Matters.  Except as set forth in Section 4.12 of the EFS Disclosure Schedule, and except for such violations, notices and Releases as would not, taken together, have a Material Adverse Effect: (a) EFS is not in violation of any applicable Environmental Law; (b) no Hazardous Material has been disposed of or Released by EFS in violation of applicable Environmental Law; (c) EFS has no liability under any Environmental Law; and (d) EFS has not received any notice from any Governmental Entity alleging that EFS is in violation of, or liable for investigation or cleanup of any Release of Hazardous Material under, any Environmental Law.

4.13         Absence of Defaults.  Except where a default or violation would not have a Material Adverse Effect, EFS is not in violation of any provision of its Organizational Documents, or in default under or violation of any EFS Contract and, to the Knowledge of EFS, no event has occurred which, with notice, lapse of time and/or action by a third party, would constitute or result in such a default or violation.

4.14         Material Contracts.

4.14.1      Material Contracts.  Section 4.14.1 of the EFS Disclosure Schedule sets forth all Material EFS Contracts to which EFS is a party or to which it or its assets are subject.  True and complete copies of all of the Material EFS Contracts have been provided or made available to Parent.

4.14.2      Insurance Policies.  True copies of the insurance policies now in effect with respect to the owned and leased assets and properties, businesses, employees, officers and directors of EFS and with respect to any Benefit Plan or a fiduciary thereof and the amounts and types of casualties and contingencies insured against thereunder, including all amendments and supplements thereto, have been delivered or made available to Parent.

4.15         Title and Condition of Assets.  Except as set forth on Section 4.15 of the EFS Disclosure Schedule, EFS has sufficient title to all of its assets and properties (other than property as to which EFS is a lessee, in which case it has a valid leasehold interest), except for such defects in title that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on EFS.  All properties of EFS are in generally good repair and is operational and usable in the operation of EFS, subject to normal wear and tear and technical obsolescence, repair, or replacement, except for such property whose failure to be in such condition would not be reasonably likely to have a Material Adverse Effect on EFS.

4.16         Labor Relations.  As of the date hereof, no employees of EFS are covered by any collective bargaining agreement and (a) there are no representation questions, arbitration proceedings, labor strikes, slow-downs or stoppages, material grievances, or other labor troubles pending or, to the Knowledge of EFS, threatened as of the date hereof with respect to the employees of EFS which would have a Material Adverse Effect on EFS; and (b) to EFS’ Knowledge, as of the date hereof, there are no present or pending applications for certification (or equivalent procedure under any applicable Law) of any union as the exclusive bargaining agent for any employees of EFS.

4.17         Intellectual Property Rights.  Section 4.17 of the EFS Disclosure Schedule sets forth all Material trade names, patents, trademark registrations, service mark registrations, copyright registrations and all pending applications for and registrations of any of the foregoing, owned by EFS identified by country in which they have been filed or registered and with applicable serial or registration numbers (the “Intellectual Property”).  EFS is the owner of all right, title and interest in and to the Intellectual Property.  EFS has, and will continue to have after the Merger, the exclusive right to use such Intellectual Property (which, subject to the disclosures in Section 4.17 of the EFS Disclosure Schedule, and in combination with any rights of EFS pursuant to common law or the EFS Contracts, constitutes all Material Intellectual Property rights necessary for the conduct of its business) and the use thereof by EFS does not violate or infringe the rights of any other person, and the transfer to the Surviving Entity pursuant to the Merger, will not violate or infringe the rights of any other person.  To the Knowledge of EFS, no other person is infringing the right of EFS in any such Intellectual Property.  EFS is not in default nor, with the giving of notice or lapse of time or both, would be in default, under any license to use such Intellectual Property.

4.18         Accounts Receivable.  All of the receivables (the “Accounts Receivable”) including accounts receivable, loans receivable and advances of EFS which are reflected in the Most Recent Balance Sheet and all such Accounts Receivable which have arisen since the Most Recent Balance Sheet, have arisen only from bona fide transactions in the ordinary course of business.  Section 4.18 of the EFS Disclosure Schedule accurately lists as of September 15, 2005, all Accounts Receivable and, for all Material Accounts Receivable, the amount owing and the aging of such receivable, the name and last known address for the party from whom such receivable is owing, and any security in favor of EFS for the repayment of such receivable which EFS purports to have.  There are no contests, claims, warranty claims, failure of performance claims, or other asserted claims or rights of set-off under agreements with obligors of the Accounts Receivable.

4.19         Capitalized Lease Obligations.  EFS has no Capitalized Lease Obligations.

ARTICLE V

CONDUCT OF BUSINESS BY EFS PENDING THE MERGER

5.1           Conduct of Business by EFS Pending the Merger.  EFS covenants and agrees that from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, unless Parent otherwise agrees in writing or as otherwise contemplated by this Agreement, EFS will cause its business to be conducted only in the ordinary course of business or as reasonably necessary to consummate the transactions contemplated hereby.  Without limiting the generality of the foregoing, EFS covenants and agrees that from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement:

5.1.1        Business Relations.  EFS will use its commercially reasonable efforts to (i) preserve intact the business and organization of EFS; (ii) provide prompt and responsive service to its customers and to maintain good customer relations; (iii) keep available to itself and Parent the present services of the employees of EFS; and (iv) maintain in full force and effect, at the same levels of coverage, all the currently existing insurance.

5.1.2        Capitalization.  EFS will not (i) amend its Organizational Documents, (ii) split, combine or reclassify any shares of its capital stock; (iii) declare, set aside, make or pay any dividend or other distribution payable in cash, stock or property or any combination thereof with respect to its capital stock, or (iv) enter into any agreement, commitment or arrangement with respect to any of the foregoing.  EFS shall make all payments with respect to its obligations when due under their terms.

5.1.3        Sell or Purchase Capital Stock; Mergers; Joint Ventures.  EFS shall not (i) issue, authorize the issuance of, or sell any additional shares of EFS common stock or other EFS securities, or issue, reissue or grant any option, warrant, call, commitment, subscription, stock appreciation right, right to purchase or agreement of any character to acquire any shares of its capital stock; (ii) redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock; (iii) amend or terminate any EFS Contract, agreement or license to which it is a party other than in the ordinary course of business or as reasonably necessary in connection with the transactions contemplated in this Agreement; (iv) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division or substantial part thereof; (v) sell, lease, license, transfer, pledge, mortgage, hypothecate or otherwise dispose of any of its assets other than in the ordinary course of business, excluding the sale of immaterial assets of EFS that in the good faith belief of EFS are not necessary to the operation of its business; (vi) enter into any joint venture or partnership or acquire majority ownership of any business entity which involves an investment by EFS in the aggregate in excess of $5,000; (vii) incur any indebtedness for borrowed money other than trade payables in the ordinary course of business; (viii) guarantee any obligation of a third party; (ix) issue any debt securities; (x) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing; or (xi) enter into any Material Contract with a term longer than 90 days from the date executed.

5.1.4        Compensation.  Except in the ordinary course of business and except as required by existing agreements, EFS shall not grant any increase in compensation or pay or agree to pay or accrue any bonus or like benefit to or for the credit of any director, officer or employee, or grant any severance or termination pay (other than pursuant to policies or agreements of EFS in effect on the date hereof and disclosed in the EFS Disclosure Schedule) or pay any “excess parachute payment” within the meaning of Section 280G of the Code to, or enter into any employment, consulting, compensation, severance, termination or other form of agreement with, any executive officer, director, employee or independent consultant or advisor, whether past, present or future.  EFS shall not increase benefits payable under, or broaden eligibility for, their current severance or termination pay policies, and except as required by applicable Law, regulations or court order.  EFS shall not adopt, enter into or amend to increase the benefits payable under, or broaden eligibility for, any Benefit Plan.

5.1.5        Alternative Transaction.

5.1.5.1     EFS shall not, directly or indirectly through any of its directors, officers, agents, representatives, Affiliates, stockholders or any other persons acting on any of their behalf, (a) enter into any transaction with any party other than Parent relative to a merger or consolidation or any other business combination or any disposition of the assets of EFS or any interest in its business, its capital stock or any part thereof or a transaction comparable or similar to the Merger or that would prevent or materially impede the Merger (any of the foregoing, an “Alternative Transaction”), (b) solicit or encourage submission of inquiries, proposals or offers from any other party relative to an Alternative Transaction; (c) except in the ordinary course of business or as required by Law, regulation, or court order or by agreements existing at the date of this Agreement, provide information to any other Person regarding EFS; (d) conduct any discussions or negotiations regarding, or enter into any agreement, arrangement or understanding regarding, or approve, recommend or propose publicly to approve or recommend, an Alternative Transaction; or (e) agree to do any of the foregoing.  EFS shall promptly notify Parent if it receives any offer, inquiry or proposal related to an Alternative Transaction, including without limitation, the terms and conditions of any such Alternative Transaction and the identity of the potential acquirer relating to an Alternative Transaction and the details thereof, and shall keep Parent fully informed on an ongoing basis with respect to each such offer, inquiry, or proposal.  EFS shall provide Parent with copies of all such offers, inquiries or proposals that are in writing and all written materials and correspondence relating thereto as soon as practicable after receipt by EFS.

5.1.5.2     EFS shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Parent) conducted heretofore with respect to any of the foregoing.  EFS agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which EFS is a party, other than agreements with EFS’ customers and suppliers entered into in the ordinary course of business.

5.1.5.3     EFS shall ensure that the officers and directors of EFS, and any investment banker, attorney or other advisor or representative retained by EFS, or providing services to EFS, in connection with the transactions contemplated hereby are aware of the restrictions described in this Section 5.1.5 and shall direct such Persons to comply therewith.

5.1.6        Violation of Law.  EFS shall not take any action which violates any statute, code, ordinance, rule, regulation, judgment, order, writ, arbitral award, injunction or decree of any court, Governmental Entity or arbitrator, domestic or foreign, having jurisdiction over its properties which would have a Material Adverse Effect.

5.1.7        Books and Records.  EFS shall maintain its books, accounts and records in accordance with GAAP and, except as otherwise required by GAAP, on a basis consistent with the Most Recent Financial Statements.  EFS shall not make any change in any method of accounting or accounting practice, or any change in the method used in allocating income, charging costs or accounting for income, except as may be required by law, regulation or GAAP.

5.1.8        Taxes.  EFS will not (i) incur, pay or be subject to any obligation to make any payment of, or in respect of, any Tax on or before the Effective Time, except in the ordinary course of business or (ii) agree to extend or waive any statute of limitations on the assessment or collection of any Tax.

5.1.9        Payment of Liabilities.  EFS shall pay or discharge its current liabilities and accounts payable and properly accrue or provide for deferred liabilities in the ordinary course of business consistent with past practice, except for such liabilities as may be subject to a good faith dispute or counterclaim and for which adequate reserves have been established.

5.1.10      Collection of Accounts Receivable.  EFS shall use reasonable commercial efforts to collect its accounts receivable in the ordinary course of business consistent with past practice.  EFS shall not factor or sell or agree to factor or sell its accounts receivable or any portion thereof.

5.1.11      Vendors and Suppliers.  EFS shall not change or agree to change any Material terms with any of its vendors or suppliers except in the ordinary course of business.  EFS shall pay all liabilities to vendors and suppliers in the ordinary course of business consistent with past practice.

5.1.12      Payroll.  Except as may be required by Law, EFS shall not make any Material change in its payroll and payroll tax payment practices.

5.1.13      Capital Expenditures.  EFS shall not make any capital expenditures in excess of $5,000.

5.1.14      Benefit Plans.  Immediately prior to Closing, EFS should terminate such of its Benefit Plans as Parent directs EFS to terminate.

5.2           Processing of Requests for Consent.  If EFS wishes to seek the consent of Parent to any activity requiring such consent pursuant to Section 5.1, it shall request such consent by written notice to Robert H. Reback, the President of Parent.  Parent shall use reasonable efforts to cause a decision with respect to such consent to be made and communicated to EFS as soon as practical and, in any event, within five business days following receipt of such notice.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1           Access and Information.  EFS hereby covenants and agrees that it will afford to Parent and its representatives full access during normal business hours throughout the period prior to the Effective Time to all of its properties upon reasonable prior notice and shall use reasonable efforts to make its directors, management, other employees and authorized representatives (including counsel and independent public accountants) available to confer with Parent and its authorized representatives (provided that Parent shall give the President of EFS reasonable notice) and, during such period, EFS will (i) make available all papers and records of EFS relating to the assets, properties, operations, obligations and liabilities of EFS, including but not limited to, all books of account (including the general ledger), tax records and returns, title documents, minute books of directors’, committees’ and shareholders’ meetings (other than documents relating to the consideration by EFS of the transactions contemplated by this Agreement), Organizational Documents, EFS Contracts, filings with and communications from any regulatory authority, accountants’ work papers, litigation files, plans affecting employees, and any other business activities or prospects as Parent may from time to time reasonably request and that EFS has, and

(ii) promptly furnish to Parent all other information concerning its business, properties and personnel as Parent may reasonably request.  Throughout the period prior to the Effective Time, EFS will cause one or more of its designated representatives to be available to confer on a regular and frequent basis with representatives of Parent and to report the general status of the ongoing operations of EFS.

6.2           Regulatory Approvals.  Parent, Purchaser and EFS shall make all filings and requests for approval with any and all Governmental Entities as may be necessary to permit or give effect to the transactions contemplated by this Agreement.

6.3           Additional Agreements; Further Assurances.  Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable date, including using its commercially reasonable efforts to obtain all required consents, approvals, waivers, exemptions, amendments and authorizations, give all notices, and make or effect all filings, registrations, applications, designations and declarations; and each party shall cooperate fully with the other (including by providing any necessary information) with respect to the foregoing.  EFS and the EFS Shareholders, with respect to EFS, and Parent, with respect to Parent, each will make commercially reasonable efforts to conduct its business so that its representations and warranties shall be true and correct at the Effective Time (except those representations and warranties which are expressly limited to some other date, or actions contemplated or permitted hereby) with the same force and effect as if such representations and warranties were made anew at and as of the Effective Time.  Each party shall give prompt written notice to the other of (i) the occurrence or failure to occur of any event which occurrence or failure has caused or could reasonably be expected to cause any representation or warranty of EFS or Parent as the case may be, contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time or that will result in the failure to satisfy any of the conditions specified in Article VII and (ii) any failure of EFS or Parent as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.7           Publicity.  So long as this Agreement is in effect, neither EFS nor Parent will, prior to the Effective Time, issue, or permit to be issued any press release or other announcement or public disclosure of matters related to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by applicable Law or court process.

6.8           Indemnification.

6.8.1        Default by EFS or the EFS Shareholders.  If there is a breach of any of the representations, warranties, covenants or other agreements of EFS or the EFS Shareholders contained in this Agreement or if any of such representations or warranties are inaccurate, Parent shall give written notice of such breach or default to the EFS Shareholders and the EFS Shareholders shall have thirty (30) days after receipt of such notice to cure the breach or default.  If the EFS Shareholders shall not cure such breach or default within such 30-day cure period, Parent shall be entitled to pursue the indemnification relief set forth in this Section 6.8 or any other remedy available to Buyer, including, without limitation the remedies specified in Section 9.9.  Notwithstanding anything in this Section 6.8 to the contrary, the notice requirement and 30-day right to cure period provided for in this Section 6.8.1 shall not apply if Parent or Purchaser has been sued or is threatened with legal action as a result of such breach or default or any other emergency that Parent or Purchaser reasonably determines to require expedited resolution, and, in each such case, the provisions of this Section 6.8, and of Section 9.9, shall immediately apply.

6.8.2        Default by Parent or Purchaser.  If there is a breach of any of the representations, warranties, covenants or other agreements of Parent or Purchaser contained in this Agreement or if any of such representations or warranties are inaccurate, the EFS Shareholders shall give written notice of such breach or default to Parent and Parent shall have 30 days after receipt of such notice to cure the breach or default.  If Parent shall not cure such breach or default within such 30-day cure period, the EFS Shareholders shall be entitled to pursue the indemnification relief set forth in this Section 6.8 or any other remedy available to the EFS Shareholders, including, without limitation the remedies specified in Section 9.9.  Notwithstanding anything in this Section 6.8 to the contrary, the notice requirement and 30-day right to cure period provided for in this Section 6.8.2 shall not apply if the EFS Shareholders have been sued or are threatened with legal action as a result of such breach or default or any other emergency that the EFS Shareholders reasonably determine to require expedited resolution, and, in each such case, the provisions of this Section 6.8, and of Section 9.9, shall immediately apply.

6.8.3        Indemnification by the EFS Shareholders.  The EFS Shareholders unconditionally, absolutely and irrevocably agree to and shall defend, indemnify and hold harmless Parent and Purchaser and each of Parent’s and Purchaser’s managers, members, officers, directors, employees, successors or assigns (Parent, Purchaser and such persons are collectively referred to as the “Parent Indemnified Persons”) from and against, and shall reimburse the Parent Indemnified Persons for, each and every Loss threatened against, paid or incurred by, or imposed on, any Parent Indemnified Person, directly or indirectly, relating to, resulting from or arising out of:  (a) any material inaccuracy in any representation or warranty, any material breach or nonfulfillment of any covenant, agreement or other obligation of EFS or the EFS Shareholders under this Agreement, the schedules to the Agreement, or any agreement, certificate or other document delivered or to be delivered by EFS or the EFS Shareholders pursuant hereto in any respect; or (b) the ownership or operation of EFS and its business, assets or properties, or any activities of EFS with respect to its business prior to the Effective Time.  Notwithstanding the foregoing, the EFS Shareholders shall not be liable for any amounts to Parent, Purchaser or any Parent Indemnified Person unless such amounts exceed $5,000 in the aggregate, and then only to the extent that all such amounts exceed $5,000.  In no event shall the aggregate amount recovered from the EFS Shareholders exceed the total Cash Consideration.

6.8.4        Indemnification by Parent.  Parent unconditionally, absolutely and irrevocably agrees to and shall defend, indemnify and hold harmless the EFS Shareholders from and against, and shall reimburse the EFS Shareholders for, each and every Loss paid, imposed on or incurred by any EFS Shareholder, directly or indirectly, relating to, resulting from or arising out of: (a) any material inaccuracy in any representation or warranty or any material breach or nonfulfillment of any covenant, agreement or other obligation of Parent or Purchaser under this Agreement or under any agreement, certificate or other document delivered or to be delivered by Parent or Purchaser pursuant hereto in any material respect, or (b) the ownership or operation of EFS and its business, assets or properties, or any activities of EFS with respect to its business, after the Effective Time.  Notwithstanding the foregoing, neither Parent not Purchaser shall be liable for any amounts to EFS Shareholders unless such amounts exceed $5,000 in the aggregate, and then only to the extent that all such amounts exceed $5,000.  In no event shall the aggregate amount recovered from Parent exceed the total Cash Consideration.

6.8.5        Notice and Defense of Third Party Claims.  If any Proceeding shall be brought or asserted against an indemnified party or any successor thereto (the “Indemnified Person”) in respect of which indemnity may be sought under this Section 6.8 from an indemnifying person or any successor thereto (the “Indemnifying Person”), Parent shall undertake the defense, compromise or settlement of such Proceeding with counsel reasonably satisfactory to the EFS Shareholders, and the Indemnifying Person shall assume and pay all fees, costs and expenses relating to or associated with Parent’s defense thereof, including all fees and costs of counsel and the payment of all costs and expenses in connection therewith.

The Indemnified Person shall give prompt written notice of such Proceeding to the Indemnifying Person; provided, that any delay or failure to so notify the Indemnifying Person shall relieve the Indemnifying Person of its obligations hereunder only to the extent, if at all, that the Indemnifying Person is materially prejudiced by reason of such delay or failure.  Actual or threatened action by any Person is not a condition or prerequisite to the Indemnifying Person’s obligations under this Section 6.8.  In connection with the Indemnified Person’s defense of any such Proceeding, the Indemnifying Person shall, reasonably and in good faith, assist and cooperate in the defense thereof.

6.9           Rule 145 Affiliates.  Prior to the Effective Time, EFS shall cause to be delivered to Parent a list identifying all persons who are, as of the date hereof, deemed to be an Affiliate of EFS.  EFS shall use its reasonable efforts to cause each person who is identified as a possible Affiliate to enter into, prior to the Effective Time, an agreement in the form attached hereto as Exhibit 6.10 pursuant to which each such Person acknowledges its responsibilities as such an Affiliate.

6.10         EFS Options.  EFS shall take all actions required to terminate all options and other rights to purchase EFS Common Stock, including, without limitation, any employee stock options, immediately prior to the Effective Time.

6.11         Failure to Deliver Audited Financial Statements.  In the event that the audited financial statements of EFS cannot be delivered to Parent on or before the date Parent is required to file such financial statements with the Securities and Exchange Commission, the parties agree to cooperate and use their best efforts to unwind the transaction contemplated by this Agreement and place each of the parties in the same position they were in immediately prior to the Closing.

ARTICLE VII

CONDITIONS

7.1           Conditions to Each Party’s Obligations to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the following conditions, except, to the extent permitted by applicable Law, as such condition may be waived in writing by the joint action of Parent and EFS according to the terms of Section 8.4:

7.1.1        Approval of EFS Stockholders.  All of the EFS Shareholders shall have signed a unanimous consent of shareholders approving the transactions contemplated hereby.

7.1.2        Injunction; Compliance With Law.  No preliminary or permanent injunction or other order by any foreign court having appropriate jurisdiction or of any federal or state court preventing consummation of the Merger having been issued and continuing in effect, and the Merger and the other transactions contemplated hereby not being prohibited under any applicable Law.

7.1.3        Legal Proceedings.  No Law or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains, enjoins or restricts the consummation of the Merger or litigation instigated which seeks to prohibit, restrain, enjoin, or restrict the consummation of the Merger.

7.1.4        Regulatory Approvals.  All approvals, consents, or authorizations of any Governmental Entity or other regulatory body having jurisdiction over the matter required as a condition of the consummation of the transactions contemplated herein shall have been received and shall not have been rescinded; and neither EFS nor Parent shall have received written notice from any such entity that it is conducting any review or investigation to determine whether any such approval, consent, or authorization should be withdrawn or Materially modified.

7.2           Additional Conditions to Obligations of EFS.  The obligations of EFS to effect the Merger and the other transactions contemplated hereby are also subject the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by EFS, in whole or in part, to the extent permitted by applicable law.

7.2.1        Representations and Warranties.  Each of the representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date).  EFS shall have received a certificate of the President of Parent, dated the Closing Date, to such effect.

7.2.2        Agreements and Covenants.  Parent and Purchaser shall each have performed or complied, in all Material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.  EFS shall have received a certificate of the President of Parent and Purchaser, dated the Closing Date, to such effect.

7.2.3        Material Adverse Change.  Since the date of this Agreement, there shall have been no change, occurrence, or circumstance in the current or future business, assets, liabilities, financial condition, or results of operations of Parent and its consolidated subsidiaries having, or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, viewed on a consolidated basis.

7.2.4        Approvals and Consents.  Parent shall have obtained any consents from third parties necessary to consummate the transactions contemplated hereby without Material Adverse Effect on the business or financial condition of Parent.

7.3           Additional Conditions to Obligations of Parent and Purchaser.  The obligations of Parent and Purchaser to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Parent and Purchaser, in whole or in part, to the extent permitted by applicable law.

7.3.1        Representations and Warranties.  Each of the representations and warranties of EFS contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date).  Parent and Purchaser shall have received a certificate of the President of EFS, dated the Closing Date, to such effect.

7.3.2        Agreements and Covenants.  EFS shall have performed or complied, in all Material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.  Parent and Purchaser shall have received a certificate of the President of EFS, dated the Closing Date, to such effect.

7.3.3        Material Adverse Change.  Since the date of this Agreement, there shall have been no change, occurrence, or circumstance in the current or future business prospects, assets, liabilities, financial condition or results of operations of EFS having, or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the business, properties, or prospects of EFS, including any action taken, or any statute, rule, regulation, or order enacted, entered, or enforced by any Governmental Entity in connection with the grant or denial of a regulatory approval necessary, in the reasonable business judgment of Parent and Purchaser, to the continuing operation of the current or future business of EFS which, in the reasonable business judgment of Parent and Purchaser, would be materially burdensome in the context of the transactions contemplated by this Agreement.  Parent and Purchaser shall have received a certificate of the President of EFS, dated the Closing Date, to such effect.  For the purpose of this Agreement, changes in gold prices do not, by themselves, constitute a change having a Material Adverse Effect.

7.3.4        Dissenter Rights.  No shareholder of EFS shall have exercised his or her right to dissent under the provisions of the Minnesota Business Corporation Act with respect to the transaction contemplated by this Agreement.

7.3.5        Approvals and Consents.  EFS shall have obtained any consents from third parties necessary to consummate the transactions contemplated hereby without Material Adverse Effect on the business or financial condition of EFS.

7.3.6        Due Diligence Completion.  Parent shall have completed its due diligence review of EFS and its operations and properties, and the result of such review shall be satisfactory in Parent’s sole discretion.

7.3.7        Employment of EFS Personnel.  None of the employees of EFS as of September 15, 2005, shall have terminated their employment and each shall have entered into, effective as of the Closing, Parent’s typical Non-Disclosure, Non-Compete and Patent Agreement.

7.3.8        Estimated Cash Adjustment.  The Estimated Cash Adjustment shall be acceptable to Parent and Purchaser.

7.3.9        Financial Statements.  EFS shall have delivered the Financial Statements as required by Section 4.4 hereof.

ARTICLE VIII

TERMINATION AND WAIVER

8.1           Termination.  This Agreement may be terminated at any time prior to the Effective Time:

8.1.1        By Mutual Agreement.  By mutual written agreement of Parent and EFS.

8.1.2        By Parent or EFS.  By either Parent or EFS, if:

8.1.2.1     the consummation of the Merger has not occurred by October 10, 2005, provided that the party seeking to terminate this Agreement pursuant to this clause has not breached in any Material respect its obligations under this Agreement in any manner that has contributed to the failure of the consummation of the Merger on or before the such date; or

8.1.2.2     there is any Law that prohibits or makes the consummation of the Merger illegal, or if an order, decree, ruling, judgment or injunction has been entered by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling, judgment or injunction has become final and non-appealable.

8.1.3        By EFS.  By EFS, if:

8.1.3.1     (A) the representations and warranties of Parent and/or Purchaser contained in Article III of this Agreement fail to be true and correct in any Material respect (or if the representation or warranty already is qualified as to Materiality, shall fail to be true and correct as so qualified) either (x) as of the date referred to in any representation or warranty that addresses matters as of a particular date or (y) as to all other representations and warranties, as of the date of determination, or (B) Parent or Purchaser Materially breaches or Materially fails to perform its covenants and other agreements contained herein; provided that, in each of the foregoing clauses (A) and (B), such breach or failure cannot be or has not been cured in all Material respects within ten days after EFS’ written notice thereof to Parent or Purchaser.

8.1.4        By Purchaser and Parent.  By Purchaser and Parent, if:

8.1.4.1     (A) the representations and warranties of EFS contained in Article IV of this Agreement fail to be true and correct in any Material respect (or if the representation or warranty already is qualified as to Materiality, shall fail to be true and correct as so qualified) either (x) as of the date referred to in any representation or warranty that addresses matters as of a particular date or (y) as to all other representations and warranties, as of the date of determination, or (B) EFS Materially breaches or Materially fails to perform its covenants and other agreements contained herein; provided that, in each of the foregoing clauses (A) and (B), such breach or failure cannot be or has not been cured in all Material respects within ten days after Parent’s written notice thereof to EFS; or

8.2           Effect of Termination.  If any party terminates this Agreement pursuant to Section 8.1 above, all rights and obligations of the parties hereunder will terminate without any liability of any party to any other party, except for any liability of any party as a result of that party’s breach, provided that the provisions of this Article VIII and Article IX will remain in full force and effect and survive any termination of this Agreement.

8.3           Fees and Expenses.  All fees and expenses incurred in connection with the transactions contemplated hereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

8.4           Waiver.  At any time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) except as prohibited by law, waive compliance with any of the agreements or conditions contained herein the benefit of which such party or its stockholders is entitled to.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

8.5           Confidentiality.  All information obtained by Parent pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement.  Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, however, EFS, Parent, and Purchaser (and each Affiliate and person acting on behalf of EFS, Parent, and Purchaser) agree that each of them (and each employee, representative, and other agent of such Person) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Merger (and any related transactions) and all materials of any kind (including opinions or other tax analyses) provided to such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.

ARTICLE IX

GENERAL PROVISIONS

9.1           Notices.  No notice or other communication shall be deemed given unless sent in any of the manners, and to the attention of the persons, specified in this Section 9.1.  All notices and other communications hereunder shall be in writing and shall be deemed given or delivered to any party (i) upon delivery to the address of such party specified below if delivered personally, (ii) one business day after being sent by reputable overnight courier (charges prepaid) or (iii) five business days after being sent by registered or certified mail (return receipt requested), in any case to the parties at the following addresses or telecopy numbers (followed promptly by personal, courier or certified or registered mail delivery) (or at such other addresses for a party as will be specified by like notice):

9.1.1                        To Parent or Purchaser:

President

Cimetrix Incorporated

6979 South High Tech Drive

Salt Lake City, Utah 84047

Telephone:  (801) 256-6500

Facsimile:  (801) 256-6510

with a copy to:

Keith L. Pope

Parr Waddoups Brown Gee & Loveless

185 South State Street, Suite 1300

Salt Lake City, Utah 84111-1537

Telephone:  (801) 531-7840

Facsimile:  (801) 532-7750

9.1.2                        To EFS:

President

EFS Solutions, Inc.

P.O. Box 51347

Phoenix, Arizona 85076

Telephone:  (480) 699-0825

Facsimile:  (480) 699-0840

with a copy to:

Joseph M. Crabb

Quarles & Brady Streich Lang LLP

One Renaissance Square, Two

   North Central Avenue

Phoenix, Arizona 85004-2391

Telephone:  (602) 229-5200

Facsimile:  (602) 229-5690

9.2           Specific Performance and Other Remedies.  The parties hereto acknowledge that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character, and that, in the event that any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law.  The parties agree, therefore, that in the event that any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms of this Agreement and in addition to any remedies at Law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief.  The prevailing party in any proceeding shall be entitled to reimbursement for all its costs and expenses (including reasonable attorneys’ fees) relating to such proceeding from the non-prevailing party.

9.3           Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.4           Miscellaneous.  This Agreement (including the documents and instruments referred to herein) (i) subject to that certain Confidential Disclosure Agreement, dated July 18, 2005 between Parent and EFS, constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to such subject matter, (ii) is not intended to confer upon any other person any rights or remedies hereunder, (iii) shall be governed in all respects, including validity, interpretation and effect, by the internal law, not the law of conflicts, of the State of Utah and (iv) may not be amended, modified or supplemented except by written agreement of the parties hereto.  This Agreement may be executed in two or more counterparts each of which shall be deemed an original but all of which together shall constitute but a single agreement.  The term “person” as used herein shall mean any individual, partnership, corporation, limited liability company, trust or other entity.

9.5           Assignment.  This Agreement (including the documents and instruments referred to herein) may not be assigned by any party.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns, and any reference to a party hereto shall also be a reference to a permitted successor or assign.

9.6           Language.  The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any person.

9.7           Severability.  Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by law, the parties hereto waive any provision of Law which renders any such provision prohibited or unenforceable in any respect.

9.8           Survival of Representations and Warranties.  All of the representations and warranties of the parties contained in this Agreement shall survive the consummation of the transactions contemplated by this Agreement.

9.9           Non-Exclusivity of Remedies.  The rights and remedies of the parties hereto shall not be mutually exclusive, and the exercise of one or more of the provisions of this Agreement shall not preclude the exercise of any other provision.  Each of the parties confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any of the provisions hereof.  The respective rights and obligations hereunder shall be enforceable by specific performance, injunction, or other equitable remedy, but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any party hereto as against the other party for a breach or threatened breach of any provision hereof.

ARTICLE X

DEFINITIONS

As used in the Agreement, the terms below shall have the meanings set forth below.

“Accounts Receivable” is defined in Section 4.18.

“Affiliate” shall mean any person (i) that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an other person, (ii) that directly or beneficially owns or holds ten percent (10%) or more of any equity interest in the other person or (iii) ten percent (10%) or more of whose voting stock is owned directly or beneficially or held by the other person.

“Affiliated Group” shall have the meaning ascribed to it under Section 1504(a) of the Code.

“Alternative Transaction” is defined in Section 5.1.5.1.

“Articles of Merger” is defined in Section 1.3.

“Average Closing Price” is defined in Section 2.2.3.

“Benefit Plans” is defined in Section 4.8.1.

“Capitalized Lease Obligations” shall mean all obligations or liabilities created or arising under any capitalized lease of real or personal property, or conditional sale or other title retention agreement, whether or not the rights and remedies of the lessor, seller or lender thereof are limited to repossession of the property giving rise to such obligations or liabilities.

“Certificate” is defined in Section 1.7.

“Change in Control Benefit” is defined in Section 4.8.1.

“Cimetrix Common Shares” is defined in the Background Section.

“Cimetrix Securities Filings” is defined in Section 3.6.

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Constituent Entities” is defined in the Preamble.

“Effective Time” is defined in Section 1.3.

“EFS” is defined in the Preamble.

“EFS Common Stock” shall mean the shares of common stock of EFS.

“EFS Contracts” shall mean any agreement, written or oral, to which EFS is a party or by which EFS is bound or to which the assets of EFS are subject.

“EFS Disclosure Schedule” shall mean the schedule delivered by EFS to Parent simultaneously with the execution and delivery of this Agreement.

“EFS Permits” is defined in Section 4.11.

“EFS Recommendation” is defined in Section 4.3.1.

“EFS Shareholders” is defined in the Preamble.

“Environmental Law” shall mean any and all existing federal, international, state or local statutes, laws, regulations, ordinances, orders, policies, or decrees and the like, relating to public health or safety, pollution or protection of human health or the environment, including natural resources, including but not limited to the Clean Air Act, 42 U.S.C. ’ 7401 et seq., the Clean Water Act, 33 U.S.C. ’ 1251 et seq., the Resource Conservation Recovery Act (“RCRA”), 42 U.S.C. ’ 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. ’ 2601 et seq., and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), 42 U.S.C. ’ 9601 et seq. and any similar or implementing state or local law, or any common law, which governs:  (i) the existence, clean-up, removal and/or remedy of contamination or threat of contamination on or about real property; (ii) the emission, discharge or Release, of Hazardous Materials or contaminants into the environment; (iii) the control of Hazardous Materials or contaminants; or (iv) the use, generation, transport, treatment, storage, disposal, removal, recycling, handling or recovery of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any Person which is or was treated as a single employer with EFS (or otherwise aggregated with EFS) under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

“Exchange Act” is the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” is defined in Section 1.7.

“Financial Statements” is defined in Section 4.4.1.

“GAAP” shall mean the United States generally accepted accounting principles.

“Governmental Entities” shall mean, collectively, any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any state, county, city or other political subdivision.

“Hazardous Materials” shall mean any material or substance:  (i) which is now defined as a “hazardous substance,” “pollutant,” “contaminant,” “hazardous material,” “hazardous waste,” “extremely hazardous waste,” “restricted hazardous waste,” “infectious waste,” “toxic substance,” or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity, under or pursuant to CERCLA, or other Environmental Law, and existing amendments thereto and regulations promulgated thereunder; (ii) containing gasoline, oil, diesel fuel or other petroleum products, or fractions thereof; (iii) which is defined as a “hazardous waste” pursuant to RCRA and existing amendments thereto and regulations promulgated thereunder; (iv) containing polychlorinated biphenyls; (v) containing asbestos in any form that is or could become friable; (vi) which is radioactive; (vii) which is biologically hazardous; or (viii) the presence of which is regulated by or subject to, or requires investigation or remediation under, any federal, international, state, or local statute, regulation, ordinance, policy or other Environmental Law.

“Indemnified Person” is defined in Section 6.8.5.

“Indemnifying Person” is defined in Section 6.8.5.

“Intellectual Property” is defined in Section 4.17.

“IRS” shall mean the United States Internal Revenue Service.

“Joint Press Release” is defined in Section 1.9.

“Knowledge” shall mean with respect to a Person or the actual knowledge of the officers and directors of such Person and its Subsidiaries.

“Laws” shall mean, collectively, any domestic (federal, state, or local) or foreign law, statute, ordinance, rule, regulation, judgment, decree, order, writ, permit or license of any Governmental Entity.

“Liens” shall mean all mortgages, liens, pledges, claims, charges, security interests or other encumbrances.

“Loss” shall mean any loss, damage, injury, liability, Proceeding, settlement, judgment, award, punitive damage award, fine, penalty, tax, fee, charge, cost or expense (including costs of attempting to avoid or in opposing the imposition thereof, interest, penalties, costs of preparation and investigation, and the fees, disbursements and expenses of attorneys, accountants and other professional advisors).

“Material” (and any other forms of such word) shall mean material to the business, assets, financial condition, operations or results of operations of EFS as a whole.

“Material Adverse Effect” shall mean with respect to a Person any change, effect, occurrence or state of facts that is materially adverse to the business, financial condition, operations or results of operations of such Person and its Subsidiaries, taken as a whole.

“Merger” is defined in the Background Section.

“Most Recent Balance Sheet” is defined in Section 4.4.1.

“Most Recent Financial Statements” is defined in Section 4.4.1.

“Organizational Documents” shall mean the articles or certificate of incorporation, articles or certificate of formation, bylaws, operating agreement, limited liability company agreement or other similar formation and/or governing documents.

“Parent” is defined in the Preamble.

“Parent Indemnified Persons” is defined in Section 6.8.3.

“Permitted Liens” shall mean (i) Liens securing liabilities which are reflected or reserved against in the Most Recent Balance Sheet to the extent so reflected or reserved; (ii) Liens for taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on EFS’ books in accordance with GAAP; (iii) existing mechanic’s, materialmen’s, and similar Liens, to the extent that adequate reserves with respect thereto are reflected in the Most Recent Balance Sheet; (iv) existing purchase money Liens for amounts that are not yet due and payable or which are being contested in good faith if adequate reserves with respect thereto are maintained in EFS’ books in accordance with GAAP; (v) with respect to real property, existing Liens arising from easements, covenants, conditions, and restrictions which, individually or in the aggregate, do not Materially interfere with the existing or proposed use of the real property and Liens securing rental payments under capital lease arrangements; and (vi) similar matters of record affecting title to such real property that, individually and in the aggregate, do not and would not Materially detract from the value of such property and assets of EFS or Materially interfere with the use thereof as currently used.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization.

“Proceeding” shall mean any action, suit, litigation, arbitration, lawsuit, claim, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding and any informal proceeding), prosecution, contest, hearing, inquiry, inquest, audit, examination, investigation, challenge, controversy or dispute commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or any arbitrator.

“Purchaser” is defined in the Preamble.

“Qualified Plans” is defined in Section 4.8.3.2.

“Release” shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, ejecting, injecting, escaping, leaching, migrating, dumping or disposing into the indoor or outdoor environment, including without limitation the abandonment or discarding or disposal of barrels, drums, containers, tanks and other receptacles containing or previously containing any Hazardous Materials.

“Returns” shall mean all United States federal, state, county, local and foreign returns, reports, declarations, claims for refund, information returns and statements with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Surviving Entity” is defined in Section 1.1.

“Tax” and “Taxes” shall mean (i) all United States federal, state, county, local, foreign and other taxes of any kind whatsoever (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, license, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, payroll, stamp, occupation, withholding, employment, unemployment, disability, social security, real property, personal property, transfer import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax and penalties with respect thereto, whether disputed or not and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (iii) as a result of being (A) a “transferee” within the meaning of Section 6901 of the Code (or any other applicable law) of another person, (B) a member of an affiliated or combined group or (C) pursuant to a tax sharing, tax allocation, or tax indemnity agreement.

“Treasury Regulation” shall mean the Income Tax Regulations promulgated by the United States Department of Treasury under the Code, including Temporary Regulations, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Working Capital” shall mean the total current assets of EFS, less the total current liabilities of EFS, determined in accordance with GAAP.

[signature page follows]

IN WITNESS WHEREOF, Parent, Purchaser, EFS and the EFS Shareholders have caused this Agreement to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

Parent:

CIMETRIX INCORPORATED

By:	/s/ Robert H. Reback
Name: Robert H. Reback
Title: President and Chief Executive Officer

Purchaser:

CIMETRIX MERGER CORPORATION

By:	/s/ Robert H. Reback
Name: Robert H. Reback
Title: President and Chief Executive Officer

EFS:

EFS SOLUTIONS, INC.

By:	/s/ William R. Reid
Name: William R. Reid
Title: President

EFS Shareholders:

/s/ William R. Reid
William R. Reid

/s/ Nandini Subbarao
Nandini Subbarao

Signature Page to Acquisition Agreement and

Agreement and Plan of Merger